June 3, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (608) 232-5975

Mr. Jerome J. Smith
President and Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

Re: First Business Financial Services, Inc.
Form 10 filed April 28, 2005
File No. 000-51028

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Recent Developments

1.   We refer to the letter dated May 6, 2005 from the Chief Executive Officer to the shareholders regarding the unaudited and unreviewed summary consolidated financial information for the first quarter of 2005 which appears in your website www.fbfinancial.com. Considering the first quarter of 2005 summary financial information has been published on your website, please revise the Form 10 as follows:

- Include a "Recent Developments" section that discusses the reasons for the major changes in operating results, liquidity and cash flow of the Company for the three-months ended March 31, 2005; or

- If the reviewed interim financial statements for the first quarter of 2005 are available publicly prior to the period the Form 10 becomes effective, the Form 10 should be updated to include this interim financial information. Management's Discussion and Analysis and all related information in the filing should be updated accordingly.

Regulation – page 16

2.   You discuss the regulatory requirements for the banks but do not include whether you meet them. For example, on page 17, you say that the "Banks' deposits are insured up to applicable limits" but do not disclose under which category they are classified. Similarly, on page 18, you discuss the minimum total capital to risk-weighted assets required but never discuss your own percentage. Please revise this section to include your position with regard to each regulatory requirement.

Item 2, Financial Information – page 21

3.   We refer to the line item in the "Five-Year Summary" titled "Book Value per share at end of period, excluding effect of written option". Considering this is a non-GAAP measure, please provide a footnote to the table to include the following information:

- A reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure.

- State how management uses this non-GAAP measure to evaluate its business.

- Describe the economic substance behind management's decision to use this measure

- Disclose the material limitations to using this non-GAAP measure as compared to the most directly comparable GAAP financial measure

- State the substantive reasons why management believes the non-GAAP measure provides useful information to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview – page 23

4.   We refer to your response to Comment 7 regarding the exclusion of any references to prior policies regarding *expedited approval of intercompany loan participations*. In light of the fact that these policies were discontinued as a result of material charge-offs made in 2002 for $3.2 million, please disclose in this section the following:

- Describe what specific prior policies were operating in 2002 that were designed to expedite the loan approval process of intercompany loan participations. Explain how they contributed or led to the charge-offs.

- State what new policies or internal controls were established in July 2002 that are currently in place to provide reasonable assurance that similar charge-offs will not recur in the future.

- As requested previously, describe the current approval process for intercompany loan participations.

5.   We refer to Note 23, "Subsequent Events' on page 90 that states FBB sold its 50% interest in its commercial finance joint venture, m2 Lease Funds, LLC in January 2004 resulting in a pre-tax gain of $973,000. Disclose the expected effects of this sale on the Company's future results of operations, cash flow and liquidity.

Allowance for Loan Losses – page 35

6.   We refer to your response to Comment 18 and to the statement on page 35 that management regularly revises its methodology to provide greater precision in assessing risks related to the loan and lease portfolio. In this regard, please explain to us and include in this section the following information regarding your methodology for determining the adequacy of the loan loss allowance which resulted in a reduction of $540,000 to the allowance in 2004:

- Discuss how the changes in methodology, which include historical charge-off migration analysis, have resulted in *improved historical trends* in non-performing loans and charge-offs. Include in your discussion the following:

    o State how you considered the charge-off experience during the last five years in your analysis, including the charge-offs for $3.2 million in 2002.

> > o   Describe how you considered the greater risks inherent in the commercial mortgages and construction and commercial loans originated by the Bank as compared to home mortgage originations. Refer to the "Loan Portfolio Risk" section on page 4.

> > o   State how you included in your valuation analysis the 8% increase in the total loan portfolio over 2003 of which commercial real estate loans and commercial loans are 45% and 20%, respectively of the loan portfolio. Refer to the "Loan Portfolio Composition" section on page 6.

> - Discuss what you mean by *improvement in collateral value* of three substandard loans and leases and how this improvement was determined.

Liquidity and Capital Resources – page 38

7.   We refer to the "Deposits" section on page 14 which states you had $258 million of time deposits composed of brokered certificates of deposit as of December 31, 2004 of which approximately $99 million mature within the next twelve months. Considering brokered deposits are 54% of total deposits, discuss in this section the potential effects on liquidity and funding and any contingency plans for other funding sources considering these deposits may not roll over and continue with the bank.

Financial Statements for the Years ended December 31, 2004 and 2003 – page 49

Note 1. Summary of Significant Accounting Policies and Nature of Operations – Interest on Loans – page 58

8.   We refer to the statement that interest on loans is accrued on a daily basis using the *simple interest method.*   In this regard, explain to us the basis for using this method to record interest instead of the *effective interest method* prescribed by paragraph 19 of SFAS 91 computed by calculating a constant effective yield.

Note 1. Summary of Significant Accounting Policies and Nature of Operations - Derivative Instruments – page 58

9.   We refer to your response to Comment 32 and revised disclosure in the footnote. As requested previously, please revise here and in MD&A, as appropriate, to discuss the following regarding how you account for derivative instruments that qualify for hedge accounting under SFAS 133:

- Describe the *quantitative measures* of correlation you use to assess effectiveness of each hedge *on an ongoing basis*.

- Disclose when you perform these assessments on an interim or annual basis.

- Disclose in what *specific line items* in the income statement you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.

Note 1. Summary of Significant Accounting Policies and Nature of Operations – Pro Forma Stock Option Information – page 61

10.   Please explain why you do not consider expected volatility as part of the assumptions you use for determining the fair value of the options granted using the Black-Scholes option-pricing model. Refer to paragraph 19 and 141 of SFAS 123.

Note 2. Restatement of Prior Year' Consolidated Financial Statements – page 63

11.   Please explain in the footnote or in MD&A, as appropriate, why the major impact of the restatement resulted in an increase in the fair value of the written option in 2003 of $1.3 million with minimal effects in 2002.

Note 3. Written Option – page 65.

12.   We refer to your response to Comment 41. As described in your response letter, please state in the footnote that the written Conversion Option sold to the BBG minority shareholders was *dual indexed* so that the monetary value of the options:

- Increased in relation to the increases in the fair value of FBSF's common stock as compared to FBSF's book value.

- Decreased in relation to the increases in the fair value of BBGs shares as compared to BBG's book value.

13.   Disclose the business reasons for providing a dual index on the value of the options and how this has affected the methodology used to value the options on the date issued, when the options were modified in 2002 and when they were exercised in 2004.

14. We refer to the second paragraph of the footnote that states "*It was determined*" that on the date the conversion option was sold, it had a fair value of $9.60 per share. Please revise this statement to disclose:

    - Who determined the fair value of the option and their qualifications to perform the valuation.

    - What was the methodology used to fair value the option since there was no market for the BBG stock or the option. We also note that the options had no cash or settlement value.

    - What were the basic assumptions used to fair value the BBG option considering:

        o The option was dual indexed to the fair value of the FBSF common shares and the BBG common shares.

        o FBSF owned 51% of BBG and therefore its consolidated financial statements included BBG's operations and assets.

        o The effects on the value of the option due to the modifications in November 2002 extending the initial exercise date to April 1, 2004

15. You state the free standing options are not within the scope of SFAS 133 and the factors in paragraphs 12(a) through (12(c) of SFAS 150. You also state that based on the guidance in EITF Issue 00-19, EITF Issue 01-6 and EITF Issue 00-6, the free-standing options would not qualify as equity instruments. In this regard, please discuss the following:

    a) Explain to us how you determined that SFAS 150 is not applicable considering the option appears to comply with the requirements of paragraph 12.b of SFAS 150. Although the option is dual indexed to the fair value of FSBS and BBG common shares:

        - They appear to rely predominantly on the variations in the fair value of FSBS common stock, which has determinable value based on private trading activity.

        - FSBS includes in its consolidated financial statements the operations of BBG, to which the fair value of the BBG common shares serves as an index of the value of the option.

        - The BBG Conversion Option was part of the consideration in the purchase of the majority interest of BBG by FBSF and should be classified according to SFAS 150. Refer to paragraph 16 of SFAS 150.

b) Describe to us the specific sections of the various EITF Issues that you cite which provide the accounting guidance you used to account for the specific characteristics of the Conversion Option, including the dual indexed valuation basis for the options.

c) Tell us why you consider that SFAS 133 is not applicable to this option. Although paragraph 11.a.1 of SFAS 133 scopes out contracts issued by a company that are indexed to its *own stock* we note that DIGS Statement 133 Implementation Issue C8, "Scope Exceptions: Derivatives that are indexed to both an Entities own stock and Currency Exchange Rates" states that:

- Paragraph 286 of SFAS 133 provides the rationale for why contracts that provide for settlement in shares on an entities stock but are indexed in part or in full *to something other than the entities stock* are to be accounted for as derivatives if the contracts satisfy the criteria in paragraphs 6 to 9 of SFAS 133.

- Paragraph 286 makes it clears that paragraph 11(a)(1) of SFAS 133 should be understood as being applicable to contracts *indexed only to the issuers own stock*.

Note 8. Loan and Lease Receivables and Allowance for Loan and Lease Losses – page 69

16. We refer to the statement on page 71 that there were no impairments of residual value of leased property during 2004 and 2003. We note the "Classified Assets" section on page 11 states the lessee of a $1.1 million net investment is in the process of liquidation and the plan indicates that all creditors will be made *substantially* whole. In this regard, to the extent that the residual value of the lease may not be totally recoverable, please explain why you have not recorded any impairments to the residual value on this lease. Discuss particular facts and circumstances supporting your accounting determination(s) for the periods presented.

Note 12. Borrowed Funds – page 73.

17. Please explain the origin of the Trust Preferred Securities for $10 million in 2003. We note that these securities did not appear in 2003 in this table in Amendment No. 1 to the prior Form 10 that was withdrawn. Revise this footnote and any other relevant portion(s) of the document as necessary.

18. We note the prior Form 10 that was withdrawn stated in this section the Company entered into an interest rate swap in 2001 to hedge the interest rate of Debentures related to Preferred Securities. The fair value of the hedge was a $678,000 unrealized loss at December 31, 2003. Please explain to us where the disclosure related to this interest rate swap is included in the current Form 10. We note that Note 19, "Derivatives and Hedging Activities" states that no derivatives were terminated prior to maturity during 2004, 2003 or 2002.

Note 16. Income Taxes – page 80

19.   Please explain why you included the ability of FBFS to sell earning assets to BBG's bank
        subsidiary in your consideration as to whether the tax benefits of the NOL carryforwards
        are probable being realized in full.

Note 17. Commitments, Contingencies, and Financial Instruments with Off-Balance Sheet Risk
– page 82

20.   We refer to your response to Comment 23 that states you recorded an estimated liability
        for state income taxes under audit "within a range of possible settlement amounts". You
        also state the Company *does not expect* the resolution of this matter to materially affect
        the consolidated results of operations and financial position beyond the amount accrued.
        In this regard, please include a probability assessment, based on the criteria in paragraph
        3 of SFAS 5, regarding the likelihood that the future liability will occur.   Disclose the
        expected effects of the tax contingency on future cash flows of an unfavorable outcome.

Note 19. Derivatives and Hedging Activities – page 85

21.   With a view toward helping us understand how your accounting for and better evaluate
        your disclosure of hedging activities, please tell us how you determined that each type of
        derivative instrument you have classified as a fair value or cash flow hedge met the
        criteria for hedge accounting pursuant to paragraphs 20, 21, 28, and 29 of SFAS 133.
        Specifically address the following for each type of derivative instrument:

        •   Tell us when and how you identify the hedge instrument and the hedged item;

        •   Tell us how you designed the effectiveness testing for each type of derivative;

        •   Provide us with a table that for each type of derivative instrument you held
            identifies whether you use the long-haul method, the short-cut method or matched
            terms;

        •   While we note you did not terminate any derivatives prior to maturity during the last
            three fiscal years, tell us how you would determine when a hedge must be
            discontinued because of changes in the hedged instrument. Explain how you
            evaluate modifications in the hedged item and the guidance you relied on for making
            such a determination. Explain how you considered whether the fair value of the
            derivative was other than zero in making such determinations;

        •   If you aggregate similar assets and liabilities and hedge as a portfolio, please discuss
            the risk exposure they share and how you test for proportionality. Clearly explain

the extent to which you are aggregating and why you believe such aggregating is appropriate;

- Describe the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis. Explain how often you assess and how often you back test and how these determinations have resulted in no hedge ineffectiveness for the periods presented.

22.   We refer to the "Derivatives" section of MD&A on page 27 that states you estimate the fair value of derivatives and the hedged assets based on assumptions regarding yield curves and forward yield curves. Please explain to us and disclose in the "Derivatives" section of MD&A how the flattening of the yield curve for longer-maturity Treasury Securities during the first three quarters of 2004 has affected the effectiveness of your fair value hedges.

Report of Independent Registered Public Accounting Firm – page 91

23.   Please tell us the basis for not including an Accountants Report on Management's Assessment of Internal Control over Financial Reporting as required by Rule 2-02(f) of Regulation S-X.   Also explain why Management's annual report on internal control over financial reporting has not been filed as required by Item 308 of Regulation S-K. Please consider disclosing your current and future requirements for complying with the above in your revised business section of your next amendment.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Mark Plichta
       Foley and Lardner LLP
       777 East Wisconsin Avenue
       Milwaukee, WI 53202